

12062382

SEC Mail Processing Section

AUG 27 2012

Washington DC 402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39928

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WFG Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2711 N. Haskell Avenue, Suite 2900
(No. and Street)

Dallas	TX	75204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David W. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of WFG Investments, Inc. , as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President
Title



Notary Public



PATTY TARLTON
MY COMMISSION EXPIRES
April 16, 2013

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WFG INVESTMENTS, INC.

June 30, 2012

Report Pursuant to Rule 17a-5(d)

CF ACCOUNTANTS CONSULTANTS

WFG INVESTMENTS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2012

WFG INVESTMENTS, INC.

CONTENTS



8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

Independent Auditor's Report

Board of Directors
WFG Investments, Inc.

We have audited the accompanying statement of financial condition of WFG Investments, Inc. as of June 30, 2012, and the related statement of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WFG Investments, Inc., as of June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

Dallas, Texas
August 17, 2012

WFG INVESTMENTS, INC.
Statement of Financial Condition
June 30, 2012

ASSETS

Cash and cash equivalents	$ 421,610
Concessions receivable	243,723
Receivable from broker-dealers and clearing organizations	148,244
Securities owned at market value	3,766,784
Secured demand note–related party	200,000
Employee advances	227,535
Prepaid expenses	201,379
Other receivables	1,010,829
	$ 6,220,104

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Statement of Financial Condition
June 30, 2012

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 205,472
Accrued expenses	645,495
Payable to broker-dealers and clearing organizations	393,774
Commissions payable	1,751,458
Securities sold not yet purchased	125,887
State income taxes payable-parent	115,572
Federal income taxes payable-parent	57,840
Due to affiliates	30,516
Deferred revenue	1,740
	3,327,754
Liabilities subordinated to the claims of general creditors	400,000
Total liabilities	3,727,754
Stockholder's equity	
Common stock, 100,000 shares authorized with no par value, 10,000 shares issued, 9,500 shares outstanding	1,000
Additional paid-in capital	650,000
Retained earnings	1,891,350
Treasury stock, 500 shares, at cost	(50,000)
Total stockholder's equity	2,492,350
	$ 6,220,104

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Statement of Income
For the Year Ended June 30, 2012

Revenues	
Commission income	$ 8,475,958
Sale of Investment Company shares	6,142,548
Gains or (losses) on firm securities trading accounts	10,534,180
Other income	17,046,532
Research services income	317,514
Interest income	1,529
	42,518,261
Expenses	
Commissions and clearance paid to all other brokers	32,316,229
Communications	239,094
Occupancy expense	418,437
Regulatory fees and expenses	258,090
Interest expense	44,255
Other expenses	8,406,372
	41,682,477
Income before income taxes	835,784
Federal income tax expense (benefit):	
Current	228,915
Deferred	(171,075)
Provision for state income taxes	72,734
Net Income	$ 705,210

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balances at June 30, 2011	$ 1,000	$ 650,000	$1,186,140	$ (50,000)	$ 1,787,140
Net income			705,210		705,210
Balances at June 30, 2012	$ 1,000	$ 650,000	$1,891,350	$ (50,000)	$ 2,492,350

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2012

Balance at June 30, 2011	$ 400,000
Increases	--
Decreases	--
Balance at June 30, 2012	$ 400,000

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended June 30, 2012

Cash flows from operating activities:	
Net income	$ 705,210
Change in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	373,654
Decrease in concession receivable	282,673
Increase in securities owned at market value	(965,168)
Increase in prepaid expenses	(20,324)
Increase in employee advances	(63,567)
Increase in other receivables	(377,678)
Decrease in due from affiliates	239,154
Decrease in federal income taxes receivable-parent	244,475
Decrease in accounts payable	(134,266)
Decrease in accrued expenses	(1,150,497)
Increase in payable to broker-dealers and clearing organizations	393,774
Decrease in commissions payable	(605,330)
Decrease in securities sold short not yet purchased	(144,603)
Increase in state income tax payable-parent	51,800
Increase in due to affiliates	30,516
Increase in deferred revenue	1,740
Increase in federal income taxes payable-parent	57,840
Net cash provided (used) by operating activities	(1,080,597)
Cash flows from investing activities:	
Net cash provided (used) by investing activities	--
Cash flows from financing activities:	
Net cash provided (used) by financing activities	--
Net decrease in cash and cash equivalents	(1,080,597)
Cash and cash equivalents at beginning of year	1,502,207
Cash and cash equivalents at end of year	$ 421,610

Supplemental Disclosures of Cash Flow Information

Cash paid for:	
Interest	$ 44,255
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

WFG Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Texas Corporation and is a wholly-owned subsidiary of Williams Financial Group, Inc., formerly WFG Holding, Inc. (the "Parent"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Receivables from brokers and dealers are with the Company's clearing broker-dealer.

The Company is a Registered Investment Adviser with the SEC and as such performs financial services, advice, management and administration for private and corporate clients. Substantially all of the Company's business is conducted with customers located in the United States.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Receivables from broker/dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances consist of pass through expenses, which are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Securities readily marketable are carried at fair value based upon quoted market prices and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Note 1 - Summary of Significant Accounting Policies, continued

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

The Company accounts for income taxes in accordance with the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification. Deferred tax assets and liabilities arising from temporary differences between book and tax basis are recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets, a reduction in deferred tax assets are recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Fair Value Measurements

The Company uses various methods including market, income and cost approaches to determine fair value. Based on the approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs.

Note 2 - Fair Value Measurements, continued

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended June 30, 2012, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of the Company's investments are all deemed to be Level 2, see Note 6.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2012, the Company had net capital of approximately $1,160,634 and net capital requirements of $187,206. The Company's ratio of aggregate indebtedness to net capital was 2.42 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Income Taxes

The Company is a member of a group that files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

The tax benefit of $171,075 from the net operating loss carryforward of $488,196 has been recognized in these financial statements. Previously, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

	Deferred Tax Asset June 30, 2011	Current Period Changes	Deferred Tax Asset June 30, 2012
Federal	$ 171,075	$ (171,075)	$ -0-
Valuation allowance	(171,075)	171,075	-0-
Amount per balance sheet	$ --	$ --	$ --

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

WFG INVESTMENTS, INC.
Notes to Financial Statements
June 30, 2012

Note 6 - Securities Owned

Securities owned and securities sold not yet purchased represent trading and investment securities at fair value and at June 30, 2012 consist of the following (presented based upon classification in fair value hierarchy):

	Securities Owned		
	Level 1	Level 2	Total
US Government Debt	$ --	$ 114,310	$ 114,310
Corporate Bonds	--	47,818	47,818
Municipal Bonds	--	3,604,655	3,604,656
	$ --	$ 3,766,783	$ 3,766,784

	Securities Sold Not Yet Purchased		
	Level 1	Level 2	Total
Municipal Bonds	$ --	$ 125,887	$ 125,887
	$ --	$ 125,887	$ 125,887

There were no transfers into or out of the Level 1, 2 or 3 categories in the fair value measurement hierarchy for the fiscal year ended June 30, 2012.

Note 7 - Concentration Risk

At various times during the year, the Company had cash balances in excess of federally insured limits.

The Company has a substantial investment in non-investment grade, non-convertible debt securities (some of which are in default).

Note 8 - Payable to Clearing Broker

The payable to clearing broker represents the amount due for unsettled trading securities owned. Interest is charged on this payable at the prevailing margin rate, which was 3.125% at June 30, 2012.

Note 9 - Related Party Transactions

The Company paid the Parent $28,502 during the year ended June 30, 2012 for reimbursement of expenses. This is included in other expenses. The Company also paid the Parent $533,331 for rent. This is included in occupancy expense. Salaries and compensation are paid by WFG Management Services, Inc., ("Management"). The Company reimbursed Management for those expenses. The Company paid $8,414,404 to Management for the year ended June 30, 2012. Registered representatives advances held by the Company were reimbursed by withholding fees from WFG Advisors LP, an affiliate, for $786,932. Platform fees of $1,079,720 were received by the Company and remitted to WFG Advisors LP. Registered representatives advances held by the Company were reimbursed by withholding commissions from WFG Strategies Inc., an affiliate, for $3,458.

Note 10 - Liabilities Subordinated to Claims of General Creditors–Related Party

Borrowings under subordination agreements at June 30, 2012 are as follows:

Liabilities pursuant to secured demand note collateral agreements–12% interest beginning, August 16, 2005, due September 30, 2013, fully collateralized by cash and securities.	$ 200,000
Subordinated note to stockholder–12% interest beginning August 31, 2004, due September 30, 2013.	200,000
	$ 400,000

The subordinated borrowings are covered by agreements approved by the FINRA and are thus available in computing net capital under the SEC's uniform net capital Rule. To the extent that such borrowings are required by the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense, paid to a related party, for the period ending June 30, 2012 was $48,000.

Note 11 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2012, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 11 - Commitment and Contingencies, continued

The Company has been named, along with other defendants, in arbitrations and lawsuits incidental to its securities business. As of June 30, 2012, the parties in these cases were seeking damages of approximately $93.7 million. Management intends to present a vigorous defense. The ultimate outcome of these arbitrations and lawsuits cannot presently be determined. Accordingly, no provision for any liability related to these matters has been made in these financial statements.

Note 12 - Discretionary Bonus

Management has accrued $10,000 as discretionary bonuses for its employees; this amount is included in accrued expenses.

Supplemental Information

Pursuant to Rule 17A-5 of the

Securities Exchange Act of 1934

as of

June 30, 2012

Schedule I

WFG INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2012

COMPUTATION OF NET CAPITAL		
Total stockholder's equity qualified for net capital		$ 2,492,350
Add:		
Liabilities subordinated to claims of general creditors		400,000
Accrued discretionary bonuses		10,000
Total capital and allowable subordinated liabilities		2,902,350
Deductions and/or charges		
Non-allowable assets:		
Other receivables	$ 1,010,829	
Concessions receivable	58,793	
Prepaid expenses	201,379	
Employee advances	227,537	(1,498,538)
Net capital before haircuts on securities positions		
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		
Exempted securities	$ 222,261	
Debt securities	3,899	
Other securities	17,018	(243,178)
Net capital		$ 1,160,634
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable		$ 205,472
Accrued expenses		645,495
Commissions payable		1,751,458
State income taxes payable - parent		115,572
Federal tax payable-parent		57,840
Due to affiliates		30,516
Deferred revenue		1,740
Total aggregate indebtedness		$ 2,808,093

Schedule I (continued)

WFG INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 187,206
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 187,206
Net capital in excess of required minimum	$ 973,428
Excess net capital at 1000%	$ 879,825
Ratio: Aggregate indebtedness to net capital	2.42 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation are as follows:

Net capital per Company's unaudited Focus report	$ 948,567
Decrease in non allowable receivables	40,992
Adjustment related to deferred tax benefit	171,075
Net capital per audited report	$ 1,160,634

Schedule II

WFG INVESTMENTS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2012

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: Pershing, LLC
National Financial Services, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

June 30, 2012

CF ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
WFG Investments, Inc.

In planning and performing our audit of the financial statements of WFG Investments, Inc. (the "Company"), as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
August 17, 2012

Independent Accountant's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended June 30, 2012

CF ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
WFG Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which were agreed to by WFG Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating WFG Investments, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for WFG Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012 with the amounts reported in Form SIPC-7 for the year ended June 30, 2012 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
August 17, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended June 30 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

039928 FINRA JUN
WFG Investments Inc.
2711 N. Haskell Ave, Ste 2900
Dallas, TX 75204-2902

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Varkey John, 972-354-2547

2. A. General Assessment (item 2e from page 2) $72,984

B. Less payment made with SIPC-6 filed (exclude interest) (36,397)

01/30/12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 36,587

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $36,587

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 36,587

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WFG Investments, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Controller /SVP
(Title)

Dated the 01 day of August , 20 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 01, 20 12
and ending June 30, 20 12
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $42,518,257

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 6,142,548

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Red D - Copies Submitted previous filing, others attached — 7,180,760

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $1,529

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $______

Enter the greater of line (i) or (ii) — 1,529

Total deductions — 13,324,837

2d. SIPC Net Operating Revenues — $29,193,420

2e. General Assessment @ .0025 — $72,984

(to page 1, line 2.A.)